Chimera Energy Corporation
2800 Post Oak Blvd., Suite 4100
Houston, TX 77056

December 5, 2011

Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:         Chimera Energy Corporation
Registration Statement on Form S-1/A
Amendment No. 1
Filed November 23, 2011
File No. 333-177406

Dear Ms. Long:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Chimera Energy Corporation (the "Company") dated December 1, 2011.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

Description of Property, page 27

1. We note your response to comment nine of our letter dated November 16, 2011. Please disclose the material terms of your office space lease, and tell us what consideration you gave to filing the lease as an agreement to your registration statement.

Company Response:

We have revised our disclosure to include the material terms of our office space lease. In addition, we have filed a copy of the lease agreement with our amended registration statement. The material terms of the lease are as follows:

1)	Our month-to-month lease with SevCorp commenced on August 4, 2011, with an effective date of September 1, 2011.
2)	We paid a $175 setup fee to start the lease.
3)	Monthly rent of $200 is due in advance on the first day of each month.

4)
ServCorp services provided to the Company include secretarial services, use of conference rooms, email, internet, copying and printing, mail forwarding, and are subject to change at ServCorp's discretion.

5)	The lease may be terminated at any time by either party with one month's written notice.
6)	We indemnified ServCorp against any loss or damage of information or data.

We have also updated the disclosure to discuss the fact that the Company is currently in the process of upgrading its lease space.

Management, page 33

Sole Officer and Director, page 33

2. We note your response to comment 12 of our letter dated November 16, 2011. Please disclose the name of Mr. Grob's private Insurance and Financial Consulting Business. Refer to Item 401(e)(1) of Regulation S-K.

Company Response:

In response to the Staff's comment, we have revised our disclosure on page 33 to indicate that Mr. Grob was providing insurance and financial consulting services as a sole proprietor under his own name. His sole proprietorship is not a parent, subsidiary or otherwise affiliated with the registrant.

Exhibit 5.1

3. Please file a revised legal opinion to refer to the correct par value of the common stock covered by the registration statement. In this regard, we note counsel revised the legal opinion to refer to common stock with a par value of $0.0001 rather than $0.001, as provided by your articles of incorporation.

Company Response:

We note the Staff's comment and our counsel has revised its legal opinion in Exhibit 5.1 to refer to the Company's common stock with a par value of $0.001.

Sincerely,

/s/ Charles Grob
Charles Grob
Chief Executive Officer